EXHIBIT 99.52

Mercator Minerals Announces Changes to the Board of Directors

Vancouver, British Columbia April 26, 2011 - Mercator Minerals Ltd. (“Mercator” or the “Company”) (ML: TSX) announces the appointment of Mr. John H. Bowles, FCA, FCIM, to the Board of Directors of the Company and the resignation of Michael D. Lindeman as a director of the Company, effective April 25, 2011.

Mr. Bowles was a Partner in the Audit and Assurance Group of PricewaterhouseCoopers LLP (an accounting firm), where his practice focused on the mining industry, from April 1976 until his retirement in June 2006.  Mr. Bowles has served as Treasurer, Mining Suppliers Association of British Columbia (an association of providers of equipment, products and related services to the British Columbia mining industry) since May 1999; and Director Emeritus, Ducks Unlimited Canada (a national, private, non-profit wetland conservation organization) since March 1996.   He has also served as a Director of HudBay Minerals Inc. (a zinc, copper, gold and silver mining company), and is currently a director Boss Power Corp. (a mineral exploration company) and Hecla Mining Company (a silver mining company). Mr. Bowles was appointed a Fellow of the British Columbia Institute of Chartered Accountants in December 1997 and appointed a Fellow of the Canadian Institute of Mining and Petroleum in May 2003.

Mike Surratt, President and CEO of Mercator stated, "The Board of Directors and I appreciate the contributions Mike Lindeman has made during the years, from the start up of the Company, through the planning, construction and operation of the Mineral Park Mine.  Mike Lindeman has faithfully served the Company as a director and officer since 1991, and has been a tremendous asset, and on behalf of the Board of Directors, I thank him for his outstanding service and contributions to Mercator over the years.”

Mr. Surratt continued, “I am also pleased to welcome John to the Board.  His experience in the mining industry and the accounting sector will further enhance the Company’s Board of Directors as we complete the expansion at Mineral Park, develop and commence construction of the El Pilar copper project and complete the acquisition of Creston Moly Corp."

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This news release contains forward looking statements of Mercator, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Creston by Mercator, the potential benefits thereof, discussions of future plans, projections and objectives, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives.  In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed.  Important factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in Mercator’s Annual Information Form. Mercator does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Mercator's Annual Information Form and audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.